UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
CUSIP NUMBER L0427l204

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN
☐ Form N-CSR
For Period Ended: December 31, 2022
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Atento S.A.
Full Name of Registrant

Not applicable
Former Name if Applicable

1 Rue Hildegard Von Bingen
Address of Principal Executive Office (Street and Number)

L-1282 Luxembourg, Grand Duchy of Luxembourg
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Atento S.A. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 20-F for the year ended December 31, 2022 (the “Annual Report”) within the prescribed time period.

The main reason for this delay is that the Company has not yet finalized its assessment of the effectiveness of its internal controls over financial reporting and its financial statement due to some complexities that have arisen from the implementation of its new Enterprise Resource Planning (“ERP”) system during the fiscal year ended December 31, 2022. Upon complete resolution by the Company of the existing complexities, its auditor, Deloitte Touche Tohmatsu Auditores Independentes Ltda, will finalize its related audit procedures.

Although the Company intends to finalize its financial statements and file the related 20-F as soon as practicable, it does not currently expect to file the 20-F by the extended filing date pursuant to Rule 12b-25.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Sergio Ricardo Ribeiro Passos	+55	(11) 96482-0545
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Based on preliminary financial results for the twelve months ended December 31, 2022, the Company anticipates a significant change in loss for the year to the same period for the last fiscal year that will be reflected in the consolidated statement of loss to be included in the Annual Report.

Loss for the year ended December 31, 2022 is expected to be in the range of $180 million to $250 million. This estimate is still subject to revision. The primary reasons for the anticipated change are: (1) an expected write-off of deferred tax assets in the range of US$ 40 million to US$ 60 million, based on management's determination that future taxable income is not likely to be sufficient to realize these deferred tax assets; and (2) the impact of expected changes in financial instruments measured at fair value, in the range of $50 million to $100 million related to company's agreements on interest rate cross currency swap arrangements, primarily due to increases in underlying interest rates.

Cautionary Statement Concerning Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including partial financial data and statements regarding the Company’s expected financial results, which have not been reviewed yet by the Company’s independent auditors and do not constitute a consolidated statement of the Company’s financial results for the twelve months ended December 31, 2022. These statements are based on current expectations as of the date of this Notification of Late Filing on Form 12b-25 and involve a number of risks and uncertainties, which may cause results to differ materially from those indicated by these forward-looking statements. These risks include, without limitation, risks related to the Company’s ability to complete and file the Annual Report, including the financial statements for the year ended December 31, 2022, the conclusions of the Company and its Auditor concerning several matters and other risks detailed in the Company’s filings with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Notification of Late Filing on Form 12b-25. The Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date of this Notification of Late Filing on Form 12b-25.

Atento S.A.

(Name of registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 2, 2023

By: /s/ Dimitrius Oliveira

Name: Dimitrius Oliveira

Title: Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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